Exhibit 99.1

Index to Financial Statements of Ceapro Inc.

Audited Consolidated Financial Statements of Ceapro Inc. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022	A-2

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CEAPRO INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022

AND FOR

THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2023

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Management’s Report

To the Shareholders of Ceapro Inc.,

The accompanying consolidated financial statements of Ceapro Inc. (the “Company”), and all information presented in this report, are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts that are based on the best estimates and judgements of Management. Financial information used elsewhere in the report is consistent with that in the consolidated financial statements.

To further the integrity and objectivity of data in the consolidated financial statements, Management of the Company has developed and maintains a system of internal controls, which Management believes will provide reasonable assurance that financial records are reliable and form a proper basis for preparation of consolidated financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements in the report principally through its Audit Committee. The Audit Committee is appointed by the Board, and all of its members are outside and unrelated Directors. The Committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process and financial reporting issues, to make certain that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual consolidated financial statements, management discussion and analysis, and the external auditor’s report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Company’s auditors have full access to the Audit Committee, with and without Management being present.

The consolidated financial statements have been audited by the Company’s auditors, Raymond Chabot Grant Thornton LLP.

Sincerely,

SIGNED “Gilles Gagnon”	SIGNED “Stacy Prefontaine”

President and Chief Executive Officer	Chief Financial Officer

April 29, 2024

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Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Ceapro Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Ceapro Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of net (loss) income and comprehensive (loss) income, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (hereafter “IFRS Accounting Standards”).

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Inventory costing

As described further in Note 2 to the financial statements, inventories are valued at the lower of cost and net realizable value. Costs of inventory include costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present condition and location. Costs of conversion include direct costs (material and labour) and indirect costs (fixed and variable production overheads). Fixed overheads are allocated based on normal capacity. We identified the inventory costing as a critical audit matter.

The principal consideration for our determination that the inventory costing is a critical audit matter is that there are significant judgments utilized by management in their methodology for allocating indirect costs, including overhead costs to inventory. This, consequently, necessitated considerable auditor judgment, subjectivity, and effort in conducting audit procedures and evaluating audit evidence. As of December 31, 2023, inventory amounted to $5,308,987 of which work in progress and finished goods to which indirect costs are allocated totalled $4,146,458.

Our audit procedures related to the inventory costing included the following, among others:

–	We obtained an understanding of and tested management’s process for developing the costing model and overhead allocations;

–	We assessed the accuracy, completeness and reasonableness of the costs included in the costing model, including the allocation of indirect costs to obtain assurance that capitalized costs were appropriate and complete;

–	We evaluated the appropriateness and reasonableness of the assumptions, including production times, used by management to allocate costs to specific inventory products;

–	We assessed the allocation of indirect costs for appropriate accounting treatment in accordance with IFRS Accounting Standards.

We have served as the Company’s auditor since 2023.

/s/ Raymond Chabot Grant Thornton LLP

Montreal, Canada
April 29, 2024

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CEAPRO INC.

Consolidated Balance Sheets

	December 31,	December 31,
	2023	2022
	C$	C$

ASSETS
Current Assets
Cash	8,843,742	13,810,998
Trade receivables	167,295	2,820,300
Other receivables	216,763	64,808
Inventories (note 3)	5,308,987	3,757,040
Prepaid expenses and deposits	310,191	135,133

Total Current Assets	14,846,978	20,588,279

Non-Current Assets
Restricted cash	10,000	-
Investment tax credits receivable	984,200	854,895
Deposits	74,369	76,954
Licences (note 4)	9,625	12,588
Property and equipment (note 5)	15,421,884	16,201,755
Deferred tax assets (note 12 (b))	98,778	-

Total Non-Current Assets	16,598,856	17,146,192

TOTAL ASSETS	31,445,834	37,734,471

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	1,342,156	1,730,377
Current portion of lease liabilities (note 6)	396,232	370,460

Total Current Liabilities	1,738,388	2,100,837

Non-Current Liabilities
Long-term lease liabilities (note 6)	1,852,345	2,248,577
Deferred tax liabilities (note 12 (b))	-	1,095,968

Total Non-Current Liabilities	1,852,345	3,344,545

TOTAL LIABILITIES	3,590,733	5,445,382

Equity
Share capital (note 7(b))	16,721,867	16,694,625
Contributed surplus	4,963,067	4,714,404
Retained earnings	6,170,167	10,880,060

Total Equity	27,855,101	32,289,089

TOTAL LIABILITIES AND EQUITY	31,445,834	37,734,471

Commitments and contingencies (note 13)

Subsequent event (note 20)

See accompanying notes

Approved on Behalf of the Board

SIGNED: “Geneviève Foster”	SIGNED: “Dr. Ulrich Kosciessa”
Director	Director

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CEAPRO INC.

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

	2023	2022
Years Ended December 31,	C$	C$
Revenue (note 14)	9,633,400	18,839,607
Cost of goods sold	5,677,211	7,821,908

Gross margin	3,956,189	11,017,699

Research and product development	2,751,473	1,788,666
General and administration	7,419,593	3,700,498
Sales and marketing	40,484	29,558
Finance costs (note 9)	183,130	184,967

(Loss) Income from operations	(6,438,491)	5,314,010

Other income (note 10)	(533,852)	(462,905)

(Loss) income before income taxes	(5,904,639)	5,776,915

Deferred tax (benefit) expense (note 12(a))	(1,194,746)	1,378,817

Net (loss) income and comprehensive (loss) income for the year	(4,709,893)	4,398,098

Net (loss) income per common share (note 19):
Basic	(0.06)	0.06
Diluted	(0.06)	0.06

Weighted average number of common shares outstanding (note 19):
Basic	78,272,574	77,961,714
Diluted	78,272,574	78,582,083

See accompanying notes

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CEAPRO INC.

Consolidated Statements of Changes in Equity

	Share capital	Contributed surplus	Retained earnings	Total equity
	C$	C$	C$	C$

Balance December 31, 2022	16,694,625	4,714,404	10,880,060	32,289,089

Share-based payments (note 7 (c))	-	259,005	-	259,005
Stock options exercised	27,242	(10,342)	-	16,900
Total net loss and comprehensive loss for the year	-	-	(4,709,893)	(4,709,893)
Balance December 31, 2023	16,721,867	4,963,067	6,170,167	27,855,101

Balance December 31, 2021	16,557,401	4,680,690	6,481,962	27,720,053

Share-based payments (note 7 (c))	-	89,648	-	89,648
Stock options exercised	137,224	(55,934)	-	81,290
Total net income and comprehensive income for the year	-	-	4,398,098	4,398,098
Balance December 31, 2022	16,694,625	4,714,404	10,880,060	32,289,089

See accompanying notes

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CEAPRO INC.

Consolidated Statements of Cash Flows

	2023	2022
Years Ended December 31,	C$	C$
OPERATING ACTIVITIES
Net (loss) income for the year	(4,709,893)	4,398,098
Adjustments for items not involving cash
Finance costs	128,130	129,967
Depreciation and amortization	1,946,776	1,911,278
Deferred income tax (benefit) expense	(1,194,746)	1,378,817
Share-based payments	259,005	89,648
	(3,570,728)	7,907,808
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
Trade receivables	2,653,005	(727,458)
Other receivables	(151,955)	(18,958)
Investment tax credits receivable	(129,305)	(88,266)
Inventories	(1,551,947)	(1,432,955)
Prepaid expenses and deposits	(172,473)	30,371
Accounts payable and accrued liabilities relating to operating activities	(571,430)	1,096,074
	75,895	(1,141,192)
Net (loss) income for the year adjusted for non-cash and working capital items	(3,494,833)	6,766,616
Interest paid	(128,130)	(129,967)
CASH (USED IN) GENERATED FROM OPERATIONS	(3,622,963)	6,636,649
INVESTING ACTIVITIES
Purchase of property and equipment	(980,733)	(388,821)
CASH USED IN INVESTING ACTIVITIES	(980,733)	(388,821)
FINANCING ACTIVITIES
Stock options exercised	16,900	81,290
Increase in restricted cash	(10,000)	-
Repayment of lease liabilities	(370,460)	(299,109)
CASH USED IN FINANCING ACTIVITIES	(363,560)	(217,819)
(Decrease) increase in cash	(4,967,256)	6,030,009

Cash at beginning of the year	13,810,998	7,780,989

Cash at end of the year	8,843,742	13,810,998

See accompanying notes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1.	NATURE OF BUSINESS OPERATIONS

Ceapro Inc. (the “Company”) is incorporated under the Canada Business Corporations Act and is listed on the TSX Venture Exchange under the symbol CZO and on the OTCQX® Best Market under the symbol CRPOF. The Company’s primary business activities relate to the development and commercialization of natural products for personal care, cosmetic, human, and animal health industries using proprietary technology, natural, renewable resources, and developing innovative products, technologies, and delivery systems.

The Company’s head office address is 7824 51 Avenue NW, Edmonton, AB T6E 6W2.

2.	MATERIAL ACCOUNTING POLICIES

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

The Board of Directors authorized these consolidated financial statements for issue on April 24, 2024.

b)	Basis for presentation

These consolidated financial statements have been prepared on the historical cost basis. All transactions are recorded on an accrual basis.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Ceapro (P.E.I.) Inc. and JuventeDC Inc.

All intercompany accounts and transactions have been eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

c)	Use of management critical judgements, estimates, and assumptions

The preparation of consolidated financial statements requires management to make critical judgements, estimates, and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recorded during the reporting period. In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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Management critical judgements

Policies that are critical for the presentation of the financial position and financial performance of the Company and that require judgements are discussed as follows.

Functional currency

The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the Canadian dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Management estimates and assumptions

Policies that are critical for the presentation of the financial position and financial performance of the Company and that require estimates and assumptions are discussed below.

Taxation

The Company makes estimates in respect of recognition of the extent of deferred tax liabilities and tax assets. Full provision is made for future and current taxation at the rates of tax prevailing at the year-end unless future rates have been substantively enacted. These calculations represent our best estimate of the costs that will be incurred and recovered, but actual experience may differ from the estimates made and therefore affect future financial results. The effects would be recognized in profit or loss.

The Company recognizes the deferred tax benefit related to deferred tax assets to the amount that is probable to be realized. Assessing the recoverability of a portion or all of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred tax assets. Management considers projected future taxable income, the scheduled reversal of deferred tax assets, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in future periods.

Investment tax credits

The recognition of investment tax credits relating to the Company’s qualifying scientific research and experimental development expenditures requires management to estimate the amount and timing of recovery. The Company has assessed that it is probable that sufficient taxable income will be available to recognize the investment tax credits as recognized at December 31, 2023 and 2022.

Impairment of non-financial assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

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Property and equipment

The Company provides for depreciation expense on property and equipment at rates designed to amortize the cost of individual items and their material components over their estimated useful lives. Management makes estimates of future useful life based on patterns of benefit consumption and impairments based on past experience and market conditions. Impairment losses and depreciation expenses are presented in profit or loss of the current period.

Share-based payments

The fair value of share-based payments is determined using the Black-Scholes option pricing model based on estimated fair values at the date of grant. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the award. Changes in these assumptions can significantly affect the fair value estimate. For more information, see note 7.

Leases

For the measurement of leases, management considers all factors relating to the assessment of whether or not a contract includes a lease, estimating a lease term including all factors relating to determining whether it is reasonably certain or not that an extension option will be exercised, and determining the appropriate rate to discount lease payments.

d)	Revenue recognition

The Company generates revenues from product sales. Each sale is considered a single performance obligation and revenue for the sale of product is recognized at the point in time when control or ownership of the product is transferred to the customer, generally when the products are shipped, when collectability is probable, and the Company has satisfied its performance obligation.

Product revenues are derived primarily from standard product sales contracts. Contracts with customers do not provide for refunds or any other rights of return. The Company does not have any revenue contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As such, the Company does not adjust any of the transaction prices for the time value of money.

When an amount is received as an advance or a deposit from a customer, prior to the recognition of revenue, it results in a contract liability.

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e)	Inventories

Inventories are valued at the lower of cost and net realizable value.

Costs of inventory include costs of purchase, costs of conversion, and any other costs incurred in bringing the inventories to their present location and condition. Costs of conversion include direct costs (materials and labour) and indirect costs (fixed and variable production overheads). Fixed overheads are allocated based on normal capacity. Raw materials are assigned costs by using a first-in-first-out cost formula and work-in-progress, and finished goods are assigned costs by using a weighted average cost formula.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

f)	Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any accumulated impairment losses. Depreciation methods and rates are calculated as follows:

Manufacturing equipment	5 - 25 years straight-line
Office equipment	20% declining balance
Computer equipment	30% declining balance
Leasehold improvements	over the term of the lease
Right-of-use asset – buildings	4 to 12 years straight-line

Cost for property and equipment includes the purchase price, import duties, non-refundable taxes, and any other costs directly attributable to bringing the asset into the location and condition to be capable of operating. Significant parts of an item of property and equipment with different useful lives are recognized and depreciated separately. Depreciation commences when the asset is available for use. The asset’s residual values, useful lives, and method of depreciation are reviewed at each financial year-end and adjustments are accounted for prospectively if appropriate. An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of an asset is included in profit or loss in the period the asset is derecognized.

g)	Intangible assets

Acquired

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Licences

Licences are recorded at cost and are amortized straight-line over the life of the licences.

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Research and product development expenditures

Research costs are expensed when incurred. Product development costs are also expensed when incurred unless the Company can demonstrate the following:

(a) the technical feasibility of completing the intangible asset so that it will be available for use or sale;

(b) its intention to complete the intangible asset and use or sell it;

(c) its ability to use or sell the intangible asset;

(d) how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

(e) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and

(f) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Costs are reduced by government grants and investment tax credits where applicable.

Following initial capitalization of product development expenditures, the intangible asset is carried at cost less accumulated amortization and any accumulated impairment losses. Amortization commences when product development is completed and the asset is available for use. It is amortized over the period of expected future economic benefit. The expected lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively. There was no amount capitalized in either of the years ended December 31, 2023, or 2022.

h)	Impairment of non-financial assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units or CGUs).

Cash generating units or individual assets such as property and equipment and intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such indication exists, the Company estimates the recoverable amount of the assets, which is the higher of its fair value less costs of disposal and its value in use. Value in use is estimated as the present value of future cash flows generated by this asset or CGU including eventual disposal. If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and an impairment loss is recognized immediately in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amount of the other assets in the CGU on a pro-rata basis.

All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimated recoverable amount and the carrying amount that would have been recorded, had no impairment loss been recognized previously. Any such recovery is recognized immediately in profit or loss.

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i)	Leases

At inception, the Company considers whether a contract is, or contains, a lease. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration. To apply this definition, the Company assesses whether the contract meets three key evaluations which are whether:

●	The contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company;
●	The Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and
●	The Company has the right to direct the use of the identified assets throughout the period of use. The Company assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is measured at an amount equal to the initial measurement of the lease liability, any initial direct costs incurred by the Company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected not to recognize right-of-use assets or lease liabilities for short-term leases and leases of low-value assets. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these leases are recognized as an expense in profit or loss on a straight-line basis over the lease term.

On the balance sheet, right-of-use assets have been included in property and equipment.

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j)	Foreign currency translation

The Canadian dollar is the functional and presentation currency of the Company and each of the Company’s subsidiaries.

Foreign currency monetary assets and liabilities of the Company and its subsidiaries are translated using the period end closing rate; and non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the date of the transaction. Foreign currency transactions are translated at the spot exchange rate which is in effect at the date of the transaction. Foreign currency gains or losses arising on translation are included in other (income) expense in profit or loss.

k)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the tax expense is also recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates and laws enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the year in which temporary differences are expected to be recovered or settled. Changes to these balances, including changes due to changes in income tax rates, are recognized in profit or loss in the period in which they occur.

Deferred tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

l)	Government grants

Government grants are recognized where there is a reasonable assurance that the grant will be received, and all attached conditions will be complied with. Government grants are recognized as an offset to expenses over the periods in which the Company recognizes expenses which the grants are intended to compensate. Government grants related to assets are recognized as cost reduction of the assets and reduce depreciation over the expected useful life of the related assets.

m)	Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures are accrued provided it is probable that the credits will be realized. When recorded, the investment tax credits are accounted for as a reduction of the related expenditures.

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n)	Income (loss) per common share

Basic income (loss) per common share is computed by dividing the income (loss) by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if the Company’s convertible securities were converted to common shares. Diluted income (loss) per common share is calculated by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effect of all dilutive potential common shares. Convertible securities are converted using the “treasury stock” method. When the Company is in a net loss position, the conversion of convertible securities is considered to be anti-dilutive.

o)	Share-based payment arrangements

Stock option plan

The Company issues equity-settled share-based awards to eligible employees, directors, officers, and consultants under stock option plans that can vest over periods ranging from 2 years to 10 years and have a maximum term of ten years. Share-based payments are accounted for using the fair value method, whereby compensation expense related to these programs is recorded in profit or loss with a corresponding increase to contributed surplus. The fair value of options granted to employees, officers, and directors are determined using the Black-Scholes option pricing model at the grant date and expensed over the vesting period. The fair value of options granted to consultants are determined with reference to the fair value of the goods or services received if the fair value of the goods and services received can be measured reliably. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates estimated forfeitures will change. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Restricted share unit plan

The Company has a restricted share unit plan (“RSU plan”) which provides for the grant of restricted share units (“RSUs”). The obligations under the RSU plan can be settled at the Company’s discretion through either cash or the issuance of common shares. The Company measures the cost of equity-settled share-based arrangements using the fair value method, whereby compensation expense related to the granting of RSUs is recorded in profit or loss with a corresponding increase to contributed surplus. The Company measures the value of RSUs by reference to the fair value at the grant date, which is usually represented by the quoted closing price of the Company’s stock on the TSX-V exchange on the trading day immediately preceding the date of grant. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates estimated forfeitures will change.

p)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the obligation can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as a finance cost. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

A-17

q)	Financial instruments

All financial instruments are measured at initial recognition at fair value plus any transaction costs that are directly attributable to the acquisition of the financial instruments except for transaction costs related to financial instruments classified as at fair value through profit or loss (FVPL) which are expensed as incurred.

The initial classification of a financial asset depends upon the Company’s business model for managing its financial assets and the contractual terms of the cash flows. There are three categories into which the Company can classify its financial assets:

i)	Amortized cost. A financial asset is measured at amortized cost if the contractual cash flows to repay the principal and interest are made at specific dates and if the Company’s business model is to collect the contractual cash flows. Subsequent measurement uses the effective interest method, less any provision for impairment.

The Company’s financial assets consist of cash and cash equivalents, restricted cash, and trade and other receivables which are measured at amortized cost.

ii)	Fair value through other comprehensive income (FVOCI). A financial asset is measured at FVOCI if the Company’s business model is both to collect the contractual cash flows and sell assets and the contractual terms of the assets give rise on specified dates to cash flows that are solely repayments of principal and interest. The Company does not hold any financial assets at FVOCI.

iii)	Fair value through profit or loss (FVPL). A financial asset is measured at FVPL if it cannot be measured at amortized cost or FVOCI. At initial recognition, the Company may also irrevocably designate a financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency. Financial assets at FVPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. The Company does not hold any financial assets at FVPL.

A financial asset is derecognized when the Company no longer has the rights to the contractual cash flows due to expiration of that right or the transfer of the risks and rewards of ownership to another party.

The Company recognizes a loss allowance for expected credit losses on its financial assets using the simplified approach which permits the use of the lifetime expected loss provision for all trade receivables. At each reporting date, the Company assesses impairment of trade receivables on a collective basis as its trade receivables possess shared credit risk characteristics and have been grouped based on days past due. The loss allowance will be based upon the Company’s historical credit loss experience over the expected life of trade receivables and contract assets, adjusted for forward-looking estimates. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

A financial liability is initially classified as measured at amortized cost or FVPL. A financial liability is classified as measured at FVPL if it is held for trading, a derivative, contingent consideration of an acquirer in a business combination, or has been designated as FVPL on initial recognition. Financial liabilities at FVPL are measured at fair value with changes in fair value, along with any interest expense, recognized in profit or loss. All other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method.

The Company’s financial liabilities consist of accounts payable and accrued liabilities which have been classified as financial liabilities at amortized cost and are measured at amortized cost using the effective interest method. A financial liability is derecognized when the obligation is discharged, cancelled, or expired.

A-18

r)	Future accounting pronouncements

The IASB has published several new, but not yet effective, standards, amendments to existing standards, and interpretations. None of these standards, amendments to existing standards, or interpretations have been early adopted by the Company, and management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. No pronouncements have been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

3.	INVENTORIES

The Company had the following inventories at the end of each reporting year:

	December 31,	December 31,
	2023	2022
	$	$
Raw materials	1,162,529	864,717
Work in progress	3,425,955	2,527,445
Finished goods	720,503	364,878
	5,308,987	3,757,040

Inventories expensed to cost of goods sold during the year ended December 31, 2023, are $4,686,751 (December 31, 2022 - $6,948,706).

During the year ended December 31, 2023, the Company decreased the carrying value of inventory by $5,040 (December 31, 2022 - $23,891) primarily due to damaged or obsolete inventory. The write-down is included in cost of goods sold.

A-19

4.	LICENCES

During the year ended December 31, 2014, and as amended on February 2, 2015, the Company entered into a licence agreement with the University of Alberta for the rights to a technology that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients for all industrial applications. The agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first. There is no initial licence fee, but the Company is required to make royalty payments (see note 13 (b)).

During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company paid a fee of $44,439 to cover previous patent costs and commenced amortizing the licence over 15 years in April 2012. Amortization of $2,963 has been included in general and administration expense for the year ended December 31, 2023 (December 31, 2022 - $2,963) (see note 13 (a)).

Cost of licences	$
Balance - December 31, 2021	44,439
Additions	-
Balance - December 31, 2022	44,439
Additions	-

Balance - December 31, 2023	44,439

Accumulated amortization
Balance - December 31, 2021	28,888
Amortization	2,963
Balance - December 31, 2022	31,851
Amortization	2,963

Balance - December 31, 2023	34,814

Net book value
Balance - December 31, 2023	9,625
Balance - December 31, 2022	12,588

5.	PROPERTY AND EQUIPMENT

	Equipment Not Available For Use	Manufacturing Equipment	Office Equipment	Computer Equipment	Buildings	Leasehold Improvements	Total
Cost	$	$	$	$	$	$	$
December 31, 2021	1,978,427	12,279,149	321,972	494,968	3,430,656	8,724,449	27,229,621
Additions	3,697	222,219	5,666	103,049	269,229	6,436	610,296
Disposals	-	-	-	(3,650)	-	-	(3,650)
December 31, 2022	1,982,124	12,501,368	327,638	594,367	3,699,885	8,730,885	27,836,267
Additions	929,296	91,033	7,644	19,873	-	116,096	1,163,942
Disposals	-	(595,917)	-	-	-	-	(595,917)
December 31, 2023	2,911,420	11,996,484	335,282	614,240	3,699,885	8,846,981	28,404,292

Accumulated Depreciation
December 31, 2021	-	5,710,904	265,227	446,850	1,009,258	2,297,608	9,729,847
Additions	-	851,723	13,829	43,363	342,139	657,032	1,908,086
Disposals	-		-	(3,421)	-	-	(3,421)
December 31, 2022	-	6,562,627	279,056	486,792	1,351,397	2,954,640	11,634,512
Additions	-	850,408	10,657	35,085	387,010	660,653	1,943,813
Disposals	-	(595,917)	-	-	-	-	(595,917)
December 31, 2023	-	6,817,118	289,713	521,877	1,738,407	3,615,293	12,982,408

Carrying Amount
December 31, 2023	2,911,420	5,179,366	45,569	92,363	1,961,478	5,231,688	15,421,884
December 31, 2022	1,982,124	5,938,741	48,582	107,575	2,348,488	5,776,245	16,201,755

A-20

Depreciation expense is allocated to the following expense categories:

	Cost of goods sold	Inventory	General and administration	Total
	$	$	$	$
Year Ended December 31, 2023	732,887	821,213	389,713	1,943,813
Year Ended December 31, 2022	854,251	687,680	366,155	1,908,086

Additions of property and equipment amounting to $183,209 as at December 31, 2023 (December 31, 2022 - $nil) are included in accounts payable and accrued liabilities.

Included in the net carrying amount of property and equipment at December 31, 2023, are right-of-use assets relating to buildings, in the amount of $1,961,478 (December 31, 2022 - $2,348,488).

Included in the carrying amount of leasehold improvements is $1,059,707 (December 31, 2022 - $1,059,707) and included in the carrying amount of equipment not available for use is $2,911,420 (December 31, 2022 - $1,982,124) which represent the accumulated expenditures incurred on the purchase of an ethanol recovery system, equipment purchased for technology scale-up, other equipment, and the engineering design for the related construction and installation of the ethanol recovery system. Some construction and installation activities related to technology scale-up had progressed since year-end. However, as the activities had not yet been finalized, depreciation on these balances has not commenced.

Upon retirement or other disposal of property and equipment, the costs and related amounts of accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

The Company has entered into a purchase commitment with a European specialized engineering firm for the supply of engineering, services and equipment related to the construction of a PGX-100 pilot plant for 1,015,000 Euros. Payments made toward the purchase are included in the carrying amount of equipment not available for use. At December 31, 2023, the remaining purchase commitment is 726,700 Euros and based on the exchange rate at December 31, 2023, the estimated remaining payments will be approximately $1,063,000. The purchase is expected to be completed in 2024.

The Company has also entered into a purchase commitment with a Canadian company for a manufacturing asset in the amount of $236,000. This purchase was completed in the first quarter of 2024.

A-21

6.	LEASE LIABILITIES

The Company has leases for manufacturing facilities, office space, and warehouse. The lease liabilities consist of leases of buildings. The leases have been discounted using interest rates between 3.42% - 6.76%.

	Year Ended	Year Ended
	December 31,	December 31,
	2023	2022
	$	$
Balance at beginning of year	2,619,037	2,648,917
Additions	-	269,229
Interest expense	128,130	129,584
Lease payments	(498,590)	(428,693)
Balance at end of year	2,248,577	2,619,037
Less current portion	396,232	370,460
Non-current portion	1,852,345	2,248,577

Future minimum lease payments at December 31, 2023, are as follows:

	Within one year	One to five years	More than five years	Total
	$	$	$	$
Lease payments	506,407	1,657,142	455,714	2,619,263
Finance charges	(110,175)	(244,978)	(15,533)	(370,686)
Net present values	396,232	1,412,164	440,181	2,248,577

In November 2022, the Company entered into a new five year lease agreement for additional space for the installation of a mid-level scale-up of the PGX technology. This new lease resulted in a $269,229 addition to the lease liability and a corresponding increase to the right of use asset for buildings (see note 5). This non-cash adjustment has been excluded from the Statement of Cash Flows.

The expense relating to payments not included in the measurement of the lease liabilities is as follows:

	2023	2022
	$	$
Short-term leases	25,976	24,555

At December 31, 2023, the Company was committed to short term leases and the total commitment at that date was $31,700 (December 31, 2022 - $33,068).

A-22

7.	SHARE CAPITAL

a.	Authorized

i.	Unlimited number of Class A voting common shares. Class A common shares have no par value.

ii.	Unlimited number of Class B non-voting common shares. There are no issued Class B common shares.

b.	Issued - Class A Common Shares

	Year Ended		Year Ended
	December 31, 2023		December 31, 2022
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at beginning of the year	78,233,177	16,694,625	77,685,843	16,557,401
Stock options exercised	60,000	27,242	547,334	137,224
	-	-	-	-
Balance at end of the year	78,293,177	16,721,867	78,233,177	16,694,625

c.	Stock Option Share-Based Payment Plan

The Company has granted stock options to eligible employees, directors, officers, and consultants under stock option plans that vest over two-year periods and have a maximum term of ten years.

The Company uses the Black-Scholes option pricing model to price its options.

In the year ended December 31, 2023, the Company granted 920,000 (2022 – 450,000) stock options. The application of the fair value based method requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility of the underlying stock, life of the options, and forfeiture rate. The weighted average risk-free rate used in 2023 was 3.23% (2022 – 2.49%), the weighted average expected volatility was 65% (2022 – 66%) which was based on prior trading activity of the Company’s shares for the period corresponding with the expected life of the options, the weighted average expected life of the options was 5 years (2022 – 5 years), the forfeiture rate was 0% (2022 – 0%), the weighted average share price was $0.61 (2022 - $0.51), the weighted average exercise price was $0.61 (2022 - $0.51), and the expected dividends were nil (2022 – nil). The weighted average grant date fair value of options granted in the year ended December 31, 2023, was $0.35 (2022 - $0.29) per option.

The share-based payments expense recorded during the current year relating to options granted in 2023, 2022, and 2021 is $259,005 (during 2022 relating to options granted in 2022, 2021 and 2020 - $89,648) A summary of the status of the Company’s stock options on December 31, 2023, and December 31, 2022, and changes during the years ended on those dates is as follows:

	Year Ended		Year Ended
	December 31, 2023		December 31, 2022
		Weighted		Weighted
	Number of	Average Exercise	Number of	Average Exercise
	Options	Price	Options	Price
		$		$
Outstanding at beginning of year	2,742,999	0.67	2,990,333	0.56
Granted	920,000	0.61	450,000	0.51
Exercised	(60,000)	0.28	(547,334)	0.15
Forfeited	(451,667)	0.59	(150,000)	0.64
Outstanding at end of year	3,151,332	0.67	2,742,999	0.67
Exercisable at end of year	2,517,999	0.69	2,432,999	0.69

The weighted average share price at the date of exercise was $0.51 for the year ended December 31, 2023 (2022-$0.60).

A-23

Stock options outstanding are as follows:

December 31, 2023

			Contractual	Number of	Number of
Fair Value	Exercise	Year of	Life Remaining	Options	Options
$	Price $	Expiration	(years)	Outstanding	Exercisable
0.25	0.44	2028	4.5	30,000	10,000
0.32	0.58	2028	4.3	150,000	50,000
0.35	0.62	2028	4.0	620,000	206,667
0.30	0.52	2027	3.3	150,000	100,000
0.24	0.44	2027	3.2	150,000	100,000
0.35	0.64	2026	2.7	30,000	30,000
0.21	0.36	2025	1.0	266,666	266,666
0.25	0.39	2024	0.0	272,666	272,666
0.47	0.50	2028	4.0	185,000	185,000
1.22	1.30	2027	3.3	10,000	10,000
1.65	1.75	2027	3.0	400,000	400,000
0.34	0.36	2025	1.3	150,000	150,000
0.47	0.50	2025	1.1	100,000	100,000
0.60	0.64	2025	1.0	487,000	487,000
0.37	0.27	2024	0.9	150,000	150,000
				3,151,332	2,517,999
Weighted Average Contractual Life Remaining				2.4	2.0

December 31, 2022

			Contractual	Number of	Number of
Fair Value	Exercise	Year of	Life Remaining	Options	Options
$	Price $	Expiration	(years)	Outstanding	Exercisable
0.32	0.56	2027	4.5	150,000	50,000
0.30	0.52	2027	4.3	150,000	50,000
0.24	0.44	2027	4.2	150,000	50,000
0.35	0.64	2026	3.7	30,000	20,000
0.21	0.36	2025	2.0	291,333	291,333
0.25	0.39	2024	1.0	294,666	294,666
0.47	0.50	2028	5.0	195,000	195,000
0.56	0.59	2027	4.8	90,000	90,000
1.22	1.30	2027	4.3	10,000	10,000
1.65	1.75	2027	4.0	400,000	400,000
0.34	0.36	2025	2.3	150,000	150,000
0.47	0.50	2025	2.1	100,000	100,000
0.60	0.64	2025	2.0	562,000	562,000
0.37	0.27	2024	1.9	150,000	150,000
0.05	0.10	2023	0.0	20,000	20,000
				2,742,999	2,432,999
Weighted Average Contractual Life Remaining				2.9	2.7

A-24

d.	Restricted Share Unit Share-Based Payment Plan

Effective June 1, 2017, the Company adopted a restricted share unit plan, which provides for the grant of restricted share units (“RSU’s”) to existing or proposed directors, employees, and consultants of the Company and its subsidiaries or any insider of the Company and its subsidiaries. Under the plan, the maximum number of common shares that may be reserved for issuance is fixed at 1,000,000. On the vesting of RSU’s, the common shares of the Company will be issued from the same 10% rolling pool as the common shares issued under the stock option plan. The obligations under the RSU plan can be settled at the Company’s discretion through either the issuance of cash or the issuance of common shares. The Company intends to settle the obligations through the issuance of common shares.

The Company did not grant RSU’s during the years ended December 31, 2023, and December 31, 2022. Therefore, there are no RSU’s outstanding during those years.

Of the 1,000,000 RSU’s authorized for grant under the RSU plan, on December 31, 2023, 370,000 RSU’s are available for grant (December 31, 2022 – 370,000).

8.	related party transactionS

Related party transactions during the years are as follows:

	2023	2022
Year Ended December 31,	$	$
Key management salaries, short-term benefits, consulting fees, and director fees	1,813,662	1,262,521
Key management personnel share-based payments	163,726	57,557
Research and development expenditures paid to Angiogenesis Foundation for which a director of the Company is the CEO of the Foundation	271,085	136,400

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

9.	FINANCE COSTS

	2023	2022
Year Ended December 31,	$	$
Interest on lease liabilities	128,130	129,967
Royalties	55,000	55,000
	183,130	184,967

A-25

10.	OTHER INCOME

	2023	2022
Year Ended December 31,	$	$
Foreign exchange loss (gain)	31,670	(281,442)
Interest and other income	(436,217)	(93,197)
Recognition of investment tax credits	(129,305)	(88,266)
	(533,852)	(462,905)

11.	EMPLOYEE BENEFITS EXPENSE

	2023	2022
Year Ended December 31,	$	$
Employee benefits	5,321,884	4,460,260

Employee benefits include wages, salaries, bonuses, and CPP, EI, WCB contributions, share-based payment expense, and benefit premiums. Employee benefits are included in cost of goods sold, general and administration and research and product development expenses.

In the year ended December 31, 2023, employee benefits expense has been allocated as follows: $2,933,949 to general and administration expense (2022 - $1,968,805), $1,181,225 to cost of goods sold (2022 - $1,313,620), and $1,206,710 to research and product development expense (2022 - $1,177,835).

12.	INCOME TAXES

(a) Income tax (benefit) expense

Components of income tax (benefit) expense are:

	December 31,	December 31,
	2023	2022
	$	$

Current tax expense	-	-

Deferred tax (benefit) expense
Origination and reversal of temporary differences	(1,297,131)	1,351,599
Tax rate changes and tax rate differences	94,636	59,834
Change in unrecognized deductible temporary differences	37,287	61,546
Prior period adjustments	(29,538)	(94,162)
Deferred tax (benefit) expense	(1,194,746)	1,378,817
Income tax (benefit) expense	(1,194,746)	1,378,817

A-26

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial corporate tax rates to income before tax. These differences result from the following:

	December 31,	December 31,
	2023	2022
	$	$

(Loss) income before tax	(5,904,639)	5,776,915
Statutory income tax rate	23.00%	23.00%
Expected income tax (benefit) expense	(1,358,067)	1,328,690
Increase (decrease) resulting from:
Non taxable items	60,936	22,909
Change in unrecognized deductible temporary differences	37,287	61,546
Change in tax rates and rate differences	94,636	59,834
Prior period adjustments	(29,538)	(94,162)
Income tax (benefit) expense	(1,194,746)	1,378,817

(b) Recognized deferred tax assets and liabilities

	December 31,	December 31,
	2023	2022
	$	$

Deferred tax assets are attributable to the following:

Patents	134,520	151,645
Intangibles	40,967	44,051
Other	553	558
SRED pool	244,227	302,141
Lease liability	517,173	602,379
Non-capital losses	2,050,619	817,164
Deferred tax assets	2,988,059	1,917,938
Offset by deferred tax liabilities	(2,889,281)	(1,917,938)
Net deferred tax asset	98,778	-

Deferred tax liabilities are attributable to the following:
Property and equipment	(2,662,915)	(2,817,280)
SRED investment tax credits	(226,366)	(196,626)
Deferred tax liabilities	(2,889,281)	(3,013,906)
Offset by deferred tax assets	2,889,281	1,917,938
Net deferred tax liability	-	(1,095,968)

A-27

(c) Unrecognized deferred tax assets

The amount of deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the balance sheet is as follows:

	December 31,	December 31,
	2023	2022
	$	$

Deductible temporary differences	24,046	21,778
Tax losses	9,190,368	9,048,460
	9,214,414	9,070,238

The non-capital loss carryforwards expire between 2026 and 2043. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company and its subsidiaries can utilize the benefits.

13.	COMMITMENTS AND CONTINGENCIES

a) During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company shall pay an annual royalty percentage rate of 2% of sales, payable every January 1st and July 1st, subject to a minimum annual royalty payment according to the schedule below:

Year	Amount

2012	nil
2013	$12,500
2014	$37,500
2015	$50,000
2016	$50,000

And $50,000 each year thereafter while the licence agreement remains in force. The agreements remain in force until the patents expire or are abandoned.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

(b) During the year ended December 31, 2014, the Company entered into a licence agreement with the University of Alberta for the rights to an enabling pressurized gas expanded technology (PGX) that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients. The agreement expires after a term of 20 years or after the expiration of the last patent obtained, whichever event shall occur first.

A-28

In accordance with the agreement and as amended on February 2, 2015, the Company shall pay the following royalties, payable on a semi-annual basis:

(a) a royalty of 3.5% of net sales generated from the field of pharmaceuticals;

(b) a royalty of 3.0% of net sales generated from the field of nutraceuticals;

(c) a royalty of 2.75% of net sales generated from the field of cosmetics;

(d) a royalty of 1.0% of net sales generated from the field of functional foods; and

(e) a royalty of 3.0% of net sales generated from other fields.

The Company shall pay a minimum annual advance on earned royalties of $5,000 commencing March 1, 2017 and every year thereafter while the licence agreement remains in force.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

14.	REVENUE

The Company has one reportable operating segment and revenue stream, being the operations relating to the active ingredient product technology industry.

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for healthcare and cosmetic industries. Active ingredients produced include oat beta glucan and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Geographic Information

The following table presents revenue from contracts with customers disaggregated by geographic location to depict how the nature, amount, timing, and uncertainty of revenue and cash flows could be affected by economic factors:

	2023	2022
Year Ended December 31,	$	$
United States	4,605,023	11,071,801
Germany	4,807,464	5,934,994
China	10,703	1,724,509
Other	177,861	70,151
Canada	32,349	38,152
	9,633,400	18,839,607

During the year ended December 31, 2023, the Company had export sales to one major distributor of the Company’s products in the aggregate amount of $8,549,548 representing 89% of total revenue (2022 - $17,638,541 representing 94% of total revenue). This major distributor sells to dozens of customers on a worldwide basis.

All the assets of the Company, which support the revenues of the Company, are located in Canada.

A-29

15.	financial instruments

Financial assets and financial liabilities measured at fair value in the balance sheet are grouped into three Levels of a fair value hierarchy. The three Levels are defined based on the observability of significant inputs to the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
●	Level 3: unobservable inputs for the asset or liability

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of cash, restricted cash, trade and other receivables, and accounts payable and accrued liabilities approximate their carrying amount(s) due to their short-term nature.

The Company has exposure to credit, liquidity, and market risk as follows:

a) Credit risk

Trade and other receivables

The Company makes sales to distributors that are well-established within their respective industries. Based on previous experience, the counterparties had zero default rates and management views this risk as minimal. Approximately 40% of trade receivables are due from one distributor at December 31, 2023 (December 31, 2022 – 93% from one distributor). This main distributor is considered to have good credit quality and historically has had a high quality credit rating. The majority of the Company’s sales are invoiced on standard commercial terms of 30 days.

The aging of trade receivables is as follows:

	December 31,	December 31,
	2023	2022
	$	$
Not yet due	117,264	1,567,892
Less than 30 days past due	50,031	1,226,880
Less than 60 days past due, more than 30 days past due	-	25,528
More than 60 days past due	-	-
Total	167,295	2,820,300

The Company has not assessed any trade receivables past due as impaired.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure expected credit losses, trade receivables are grouped based on shared credit risk characteristics and days past due. The expected loss rates for trade receivables are determined on a combined company-wide basis based upon the Company’s historic default rates over the expected life of trade receivables adjusted for forward-looking estimates. The expected credit losses calculated for December 31, 2023 and December 31, 2022 are not significant and have not been recognized.

Other receivables can represent amounts due for research program claims, government funding claims, government goods and services taxes, and scientific and research tax credits. The collectability risk is deemed to be low because of the good quality credit rating of the counterparties.

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Cash and restricted cash

The Company has cash in the amount of $8,843,742 at December 31, 2023 (December 31, 2022 - $13,810,998) and restricted cash in the amount of $10,000 at December 31, 2023 (December 31, 2022 - $nil) and mitigates its exposure to credit risk on its cash balances by maintaining its bank accounts with Canadian Chartered Banks and investing in low risk, high liquidity investments.

There are no impaired financial assets. The maximum exposure to credit risk is the carrying amount of the Company’s trade and other receivables, cash and restricted cash. The Company does not hold any collateral as security.

b) Liquidity risk

Liquidity risk relates to the risk that the Company will encounter difficulty in meeting its financial obligations. The Company may be exposed to liquidity risks if it is unable to collect its trade and other receivables balances in a timely manner, which could in turn impact the Company’s long-term ability to meet commitments under its current facilities. In order to manage this liquidity risk, the Company regularly reviews its aged trade receivables listing to ensure prompt collections. There is no assurance that the Company will obtain sufficient funding to execute its strategic business plan.

The following is the contractual maturity of the Company’s financial liabilities and obligations at December 31, 2023 and 2022:

December 31, 2023

	within 1 year	1 to 3 years	3 to 5 years	over 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	1,342,156	-	-	-	1,342,156

December 31, 2022

	within 1 year	1 to 3 years	3 to 5 years	over 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	1,730,377	-	-	-	1,730,377

c) Market risk

Market risk is comprised of interest rate risk, foreign currency risk, and other price risk. The Company’s exposure to market risk is as follows:

1.	Foreign currency risk

Foreign currency risk arises from the fluctuations in foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar.

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The following table summarizes the impact of a 1% change in the foreign exchange rates of the Canadian dollar against the US dollar (USD) on the financial assets and liabilities of the Company. The amounts have been translated based on the exchange rate at December 31, 2023 and 2022.

December 31, 2023

		Foreign Exchange Risk (CDN)
		-1%	+1%
	Carrying Amount (USD)	Net Income and Equity	Net Income and Equity
Financial assets
Trade receivables	125,485	1,660	(1,660)

Financial liabilities
Accounts payable and accrued liabilities	56,153	(743)	743
Total increase (decrease)		917	(917)

December 31, 2022

		Foreign Exchange Risk (CDN)
		-1%	+1%
	Carrying Amount (USD)	Net Income and Equity	Net Income and Equity
Financial assets
Trade receivables	2,080,998	26,816	(26,816)

Financial liabilities
Accounts payable and accrued liabilities	969,542	(12,493)	12,493
Total increase (decrease)		14,323	(14,323)

The carrying amount of trade receivables and accounts payable and accrued liabilities in USD represents the Company’s exposure at December 31, 2023 and 2022.

2.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company has minimal interest rate risk because it has no financial instruments exposed to changes in interest rates except cash.

16.	CAPITAL DISCLOSURES

The Company considers its capital to be its equity. The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its manufacturing operations, research and development activities, administration and marketing expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders when possible.

The Company has funded its activities through public offerings and private placements of common shares, royalty offerings, loans, convertible debentures, and grant contributions.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management did not change during the year ended December 31, 2023 and 2022.

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17.	GRANT FUNDING

During the year ended December 31, 2021, the Company entered into a contribution agreement with the National Research Council of Canada’s Industrial Research Assistance Program (NRC -IRAP) for non-repayable funding of up to a maximum $480,000 for costs incurred on the design of a pharmaceutical PGX processing unit, impregnation unit, and spray chamber unit for the Company’s PGX Technology with the aim to boost the innovation capacity of the technology towards pharmaceutical applications. During the year ended December 31, 2021, the Company recognized $57,651 of funding which was recorded as a reduction of research and development expenses, of which $24,832 was included in other receivables at year-end.

During the year ended December 31, 2022, the Company recognized $409,574 of funding which has been recorded as a reduction of research and development expenses, of which $22,293 had been included in other receivables at year-end.

During the year ended December 31, 2023, the Company received a final payment of $3,655 which was recorded as a reduction of research and development expenses and the project was completed as at March 31, 2023.

18.	Reconciliation of liabilities arising from Financing Activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

Lease Liabilities
$
Balance January 1, 2023	2,619,037
Cash changes
Repayments	(370,460)
Non cash changes
Lease addition	-
Balance December 31, 2023	2,248,577

Lease Liabilities
$
Balance January 1, 2022	2,648,917
Cash changes
Repayments	(299,109)
Non cash changes
Lease addition	269,229
Balance December 31, 2022	2,619,037

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19.	(LOSS) INCOME PER COMMON SHARE

Year Ended December 31,	2023	2022
Net (loss) income for the year for basic and diluted earnings per share calculation	$(4,709,893)	$4,398,098
Weighted average number of common shares outstanding	78,272,574	77,961,714
Effect of dilutive stock options	-	620,369
Diluted weighted average number of common shares	78,272,574	78,582,083
(Loss) Income per share - basic	$(0.06)	$0.06
(Loss) Income per share - diluted	$(0.06)	$0.06

As the Company was in a net loss position for the year ended December 31, 2023, the impact of the exercise of stock options is anti-dilutive.

For the year ended December 31, 2022, 1,302,000 stock options outstanding have not been included in the diluted income per share calculation because the options’ exercise price was greater than the average market price of the common shares during the year.

20.	SUBSEQUENT EVENT

On December 14, 2023, the Company announced the signing of a definitive agreement to combine operations in an all-stock merger of equals with Aeterna Zentaris Inc. (“Aeterna”). Pursuant to the agreement, the transaction will be affected by way of a plan of arrangement in respect of the Company under the Canada Business Corporations Act pursuant to which, at closing, each outstanding Company common share will be exchanged for 0.09439 of an Aeterna common share with the result that the Company will become a wholly-owned subsidiary of Aeterna (the “Transaction”). Additionally, as part of the Transaction, Aeterna will issue to its shareholders immediately prior to the closing of the transaction, 0.47698 of a share purchase warrant (“transaction warrant”) for each Aeterna common share held as of such date. Holders of Aeterna’s currently outstanding warrants will also be issued transaction warrants in accordance with the anti-dilution provisions of such warrants. Each whole transaction warrant will be exercisable to purchase one common share of Aeterna at a nominal exercise price of US$0.01. The Transaction also provides the outstanding options to acquire Company common shares to be replaced by options allowing current holders to acquire common shares of Aeterna on similar terms, as adjusted by the exchange ratio in the transaction. Following the closing of the Transaction, the former shareholders of the Company will own approximately 50% of the combined entity of Aeterna and the Company and the pre-transaction securityholders of Aeterna will own the remaining 50%, assuming the exercise of all transaction warrants. The Company is expected to be the accounting acquirer.

On March 12, 2024, the securityholders of both companies, Aeterna and the Company, approved the all-stock merger of equals transaction at their respective special meetings.

On March 27, 2024, the Court of King’s Bench of Alberta has issued a final order approving the arrangement described in the previously announced definitive agreement to combine the operations of the Company and Aeterna in an all-stock merger of equals transaction. The parties anticipate completing the transaction in the second quarter of 2024, subject to obtaining all required approvals and satisfying all required conditions.

The combined company is expected to be listed on the Nasdaq and the TSX, subject to the receipt of all necessary approvals.

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